UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68971

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carleton McKenna Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 East Ninth Street, Suite 1425
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	212-668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas, Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

6000 Freedom Square Drive Suite 550	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Christopher McKenna</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Carleton McKenna Advisors, LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Carleton McKenna Advisors, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
December 31, 2025

Carleton McKenna Advisors, LLC
TABLE OF CONTENTS
December 31, 2025

ANNUAL AUDITED FOCUS REPORT FACING PAGE	1-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS	3-4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity .	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
SUPPLEMENTARY INFORMATION	
Schedule I -Computation of Net Capital Under Rule l Sc3-1 of the Securities and Exchange Commission	12-13
Schedule II -Computation for Determination of Reserve Requirements Under Rule l 5c3-3 of the Securities and Exchange Commission	14
Report of Independent Registered Public Accounting Firm Exemption Report Review	15
Exemption Report	16

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Carleton McKenna Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carleton McKenna Advisors, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carleton McKenna Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Carleton McKenna Advisors, LLC's management. Our responsibility is to express an opinion on Carleton McKenna Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carleton McKenna Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Carleton McKenna Advisors, LLC's financial statements. The supplemental information is the responsibility of Carleton McKenna Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Carleton McKenna Advisors, LLC's auditor since 2019.
Independence, Ohio
March 17, 2026

Carleton McKenna Advisors, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	69,548
Commissions receivable	$	10,000
FINRA CRD	$	64
Prepaid expenses	$	2,727
Total assets	$	82,339

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	5,516
Due to Affiliate	$	6,000
Total liabilities	$	11,516
Member's Equity	$	70,822
Total liabilities and member's equity	$	82,339

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange

The accompanying notes are an integral part of these financial statements

Carleton McKenna Advisors, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenue		
Mergers and acquisitions fees and retainer fees	$	960,000
Interest and other income	$	8
Total income	$	960,008
Expenses		
Professional and consulting fees	$	118,530
Salaries and benefits	$	22,140
Business Licenses and Permits	$	10,726
Regulatory fees and expenses	$	2,923
Occupancy expense	$	3,204
Office and support staff fees paid to affiliate	$	2,412
Travel & Entertainment	$	1,699
Other expenses	$	699
Depreciation	$	36
Provision for Bad Debts	$	652,500
Total expenses	$	814,869
Net Income	$	145,139

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange

The accompanying notes are an integral part of these financial statements

Carleton McKenna Advisors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Member's equity at January 1, 2025	$	2,230,684
Contributions	$	25,000
Distributions	$	(2,330,000)
Net income	$	145,139
Member's equity at December 31, 2025	$	70,823

The accompanying notes are an integral part of these financial statements

Carleton McKenna Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net Income	$	145,139
Adjustments to reconcile net profit to net cash used in changes in assets and liabilities.		
Decrease in commissions receivable	$	305,000
Decrease in accounts receivable - affiliate	$	1,743,371
Increase in CRD	$	(64)
Increase in prepaid expenses & other assets	$	(305)
Increase in accounts payable and accrued expenses	$	3,138
Net cash provided by operating activities	$	2,196,279
Financing Activities		
Contributions to member	$	25,000
Distributions to member	$	(2,330,000)
Net cash used in financing activities	$	(2,305,000)
Net increase (decrease) in cash	$	(108,721)
Cash beginning of year	$	178,269
Cash end of year	$	69,548

Supplemental disclosures of cash flow information
   Cash paid during the year for:
      Interest
      Income taxes

The accompanying notes are an integral part of these financial statements

Carleton McKenna Advisors, LLC
Notes to Financial Statements
December 31, 2025

1. Organization

Carleton McKenna Advisors, LLC (the "Company") is an Ohio limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Carleton McKenna & Co., LLC ("Parent"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Investment Banking - Consistent with FASB ASC 606 (Revenue from Contracts with Customers), revenue for investment banking services, contingent private placement fee work is recorded as revenue upon closing of the transaction, and the income is reasonably determinable for fees arising from the private placement of securities. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time requires the Company to make significant judgements that may affect the timing and measurement of revenue recognition. Monthly retainers and hourly billings are recorded as revenue when invoiced. Revenue is recognized only when contractual obligations have been met.

Income taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2025 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2022.

Cash – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk on its cash.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

2. Summary of Significant Accounting Policies (Continued)

Commissions Receivable - Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. As of December 31, 2025 and 2024, accounts receivable were $10,000 and $315,000. At December 31, 2025, accounts receivable has an allowance of $0.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Segment reporting - The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Subsequent events - Management has evaluated the impact of all subsequent events through March 17, 2026 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company has an expense agreement with its Parent company for certain expenses related to rent, technology, services and supplies. The Company's allocation of shared expenses totaled $36,000 in 2025 and consisted of compensation expenses of $22,140, office and other expenses of $10,656, and occupancy expenses of $3,204. At December 31, 2025 there was a payable of $6,000.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

4. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

5. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $58,031 which was $53,031 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The Company's percentage of aggregate indebtedness to net capital was 19.85%. The net capital rules may effectively restrict the distribution of equity to the Member.

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with SEC Rule 15c3-3, specifically in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities.

7. Commitments and Contingencies

The Company is involved in a legal matter arising from services provided in the ordinary course of business. The services rendered were provided by the Parent company, a co-defendant, for non-securities related activities. The Company is named as a party to the lawsuit, as the FINRA member. Based on consultation with legal counsel and an evaluation of the facts and circumstances, management does not believe that a loss is probable or reasonably estimable. Accordingly, the Company has recorded no accrual on its books and records. The outcome of this matter is pending, but the Parent has agreed to assume all legal fees and adverse settlement, as the primary provider of the services to the client, should any obligation be due.

Carleton McKenna Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025   **Schedule I**

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL

Total member's equity	$	70,823
Deduct member's equity not allowable for Net Capital:	$	-
Total Member's equity qualified for Net Capital	$	70,823
Deductions and/or charges:		
Non-allowable assets: commissions receivable and accounts receivable	$	10,000
Prepaid expenses & CRD	$	2,791
Total non-allowable assets	$	12,791
	$	58,031
Net Capital	$	58,031

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition

Accounts Payable	$	5,516
Due to Affiliate	$	6,000
Total aggregate indebtedness	$	11,516
Percentage of aggregate indebtedness to Net Capital		19.85%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	$	-

Carleton McKenna Advisors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025   **Schedule I**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $11,516)	$	768
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net capital requirement (greater of line 11 or 12)	$	5,000
Excess Net Capital	$	53,031
Net Capital less greater of 10% of aggregate indebtedness or l 20% of minimum net capital	$	52,031

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
   No material difference exists between the broker's most recent, unaudited, Part IIA
   filing and the Annual Audit Report.

Carleton McKenna Advisors, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not accept customer funds or securities and will not have possession of any customer
funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to
SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the
Company will not claim an exemption from SEA Rule I 5c3-3

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 1 Sc3-3

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
Carleton McKenna Advisors, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Carleton McKenna Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to transaction based compensation from merger and acquisition clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Carleton McKenna Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Carleton McKenna Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
March 17, 2026

Carleton McKenna Advisors, LLC

SEC Rule 15c3-3 Report
Under Rule 17a-5(d)(1) and (4) of the Securities and Exchange Commission
December 31, 2025

Carleton McKenna Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). The firm is a limited product and service broker dealer serving as an investment banker. To the best of its knowledge and belief, the Company states the following:

a. Carleton McKenna Advisors, LLC does not accept customer funds or securities and Carleton McKenna will not have possession of any customer funds or securities in connection with our activities of the firm.

b. Carleton McKenna Advisors, LLC did not accept customer funds or securities and Carleton McKenna did not have possession of any customer funds or securities in connection with our activities of the firm in 2025.

c. Carleton McKenna Advisors, LLC in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

   Carleton McKenna Advisors, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

d. There were no exceptions noted.

Carleton McKenna Advisors, LLC

I, _CHRISTOPHER M KENNA_ , swear (or affirm) that, to my best knowledge and belief, this Report is true and correct.

By: _____

Title: _____PARTNER_____